SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_____________________________

FORM 11-K

_____________________________

(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

COMMISSION FILE NO.  1-12534

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NEWFIELD EXPLORATION COMPANY
DEFERRED COMPENSATION PLAN
(Full title of the Plan and the address of the Plan, if different from that of the issuer named below)

_____________________________

NEWFIELD EXPLORATION COMPANY
 4 WATERWAY SQUARE PLACE
 SUITE 100
 THE WOODLANDS, TEXAS 77380
 (281) 210-5100
 (Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office)

NEWFIELD EXPLORATION COMPANY DEFERRED COMPENSATION PLAN

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Plan Administrator of the
      Newfield Exploration Company Deferred Compensation Plan

We have audited the accompanying statements of financial condition of the Newfield Exploration Company Deferred Compensation Plan (the “Plan”) as of December 31, 2011 and 2010, and the related statements of income and changes in plan equity for the years ended December 31, 2011, 2010 and 2009.  These financial statements are the responsibility of the Plan's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform these audits to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Plan as of December 31, 2011 and 2010, and the income and changes in plan equity for the years ended December 31, 2011, 2010 and 2009 in conformity with accounting principles generally accepted in the United States of America.

/s/ McConnell & Jones LLP
Houston, Texas
March 29, 2012

NEWFIELD EXPLORATION COMPANY DEFERRED COMPENSATION PLAN
STATEMENTS OF FINANCIAL CONDITION

	December 31,
	2011	2010
Assets
Investments, at fair value (Note 3)	$4,206,466	$3,318,285

Plan Equity	$4,206,466	$3,318,285

See accompanying notes to financial statements.

2.

NEWFIELD EXPLORATION COMPANY DEFERRED COMPENSATION PLAN
STATEMENTS OF INCOME AND CHANGES IN PLAN EQUITY

	Years Ended December 31,
	2011	2010	2009
INCOME (LOSS):
Investment income (loss), net:
Dividends	$124,248	$69,589	$42,164
Net appreciation (depreciation) of investments	(285,711)	294,045	997,132
Total investment income (loss), net	(161,463)	363,634	1,039,296

Contributions:
Participant contributions	923,510	815,207	501,841
Employer contributions	126,134	61,362	62,170
Total contributions	1,049,644	876,569	564,011

DEDUCTIONS:
Benefit payments	—	—	(2,488,556)
Total deductions	—	—	(2,488,556)

NET INCREASE (DECREASE) IN PLAN EQUITY	888,181	1,240,203	(885,249)

PLAN EQUITY:
Beginning of year	3,318,285	2,078,082	2,963,331

End of year	$4,206,466	$3,318,285	$2,078,082

See accompanying notes to financial statements.

3.

NEWFIELD EXPLORATION COMPANY DEFERRED COMPENSATION PLAN
NOTES TO FINANCIAL STATEMENTS

NOTE 1 – DESCRIPTION OF THE PLAN

The following brief description of the Newfield Exploration Company Deferred Compensation Plan (the “Plan”) is provided for general information purposes only.  Participants should refer to the Plan document for more complete information.

General:  The Plan is a nonqualified supplemental deferred compensation plan adopted effective as of April 1, 1997 and last amended and restated effective as of November 6, 2008.  Generally, the purpose of the Plan is to recognize the value to Newfield Exploration Company (“Newfield”) of the past and present services of the employees covered by the Plan and to encourage and assure their continued service with Newfield by making more adequate provision for their future retirement security.

The Plan Committee, authorized by the Compensation and Management Development Committee (the “CMDC”) of Newfield’s Board of Directors, serves as the Plan Administrator (the “Plan Administrator”).

Eligibility and Vesting:  The Plan covers key employees (the “Participant”) who are designated by the CMDC of Newfield’s Board of Directors.  Participation is voluntary and Participants can elect to contribute up to ninety percent (90%) of the Participant’s base salary and up to one hundred percent (100%) of the Participant’s bonus compensation.  Participants are 100% vested in the Plan at all times.

Participant Accounts:  An account is maintained for each Participant in the Plan.  The Plan Administrator will select one or more phantom investment funds that will serve as hypothetical investment options for a Participant’s account.  Each Participant will treat the amounts credited to his account as if they were invested in one or more phantom investment funds.

Effective November 6, 2008, Newfield amended and restated the Plan to provide Participants with the ability to elect to have all or part of a Participant’s deferred amounts credited to his account in the form of Newfield common stock.  These shares are held in a grantor trust.  Once Newfield common stock has been credited to the Participant’s account, it may not be transferred or liquidated by the Participant and shall remain in the account until such dates as specified in the Plan following the Participant’s separation from service, as defined in the Plan, at which time Newfield common stock shall be transferred to the Participant’s personal brokerage account, as designated at that time by the Participant; hence, it cannot be settled in cash.  The number of shares of common stock credited to the Participant’s account shall be adjusted, as appropriate, to reflect any stock split, stock dividends, reverse splits and any other recapitalization transactions.  Participants who elect to have all or a portion of their deferrals credited in Newfield’s common stock are entitled to give voting directions to the Plan Committee, and the Plan Committee will arrange for the distribution to members of all communications directed generally to the stockholders of Newfield regarding voting and solicitations.

Company Deferrals:  For each year during which a Participant has made the maximum elective contributions under Newfield’s 401(k) plan, Newfield will credit that Participant’s account with an amount equal to 100% of the compensation deferrals made by that Participant, up to 8% of the Participant’s base salary for that year and reduced by any matching contributions made for the account of the Participant under Newfield’s 401(k) plan for that year or such lesser amount as may be credited consistent with section 409A of the Internal Revenue Code.

Distributions:  Participants elect the form of payment of their benefits in the form of (a) a lump sum or (b) monthly installment payments for a period of not less than one year and not more than 10 years.  Participants are eligible for distribution of their benefits upon death, separation from service (as defined in the Plan) and in certain cases of severe financial hardship.  If a change of control (as defined in the Plan) occurs, the CMDC may terminate the Plan within 30 days before or up to 12 months after a change of control and distribute each Participant’s account within 12 months of the date of the Plan termination.

Trust:  The Plan is a nonqualified supplemental deferred compensation plan.  Newfield established a Grantor (Rabbi) Trust (the “Trust”) for the Plan, in which Charles Schwab Trust Company (“Schwab”) serves as the trustee.  The Trust shall be governed by and subject to the terms of a trust agreement entered into between Newfield, as grantor, and the trustee.  Plan Participants are considered to be unsecured creditors, with no secured or preferential rights to any assets of Newfield.  Assets held by the Trust are available to Newfield’s general creditors in the event of insolvency of Newfield.

4.

NEWFIELD EXPLORATION COMPANY DEFERRED COMPENSATION PLAN
NOTES TO FINANCIAL STATEMENTS – (Continued)

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting:  The Plan’s financial statements are prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“US GAAP”).

Use of Estimates:  The preparation of financial statements in conformity with US GAAP requires the Plan Administrator to make estimates and assumptions that affect the reported amounts of assets, changes therein, and the accompanying notes to the financial statements.  Actual results could differ from those estimates.

Risks and Uncertainties:  The Plan provides for various investment options.  The underlying investment securities are exposed to various risks, such as interest rate, liquidity, credit and overall market volatility risk.  Due to the general level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such change could materially affect the amount reported in the Statements of Financial Condition.

Investment Valuation and Income Recognition:  The Plan’s investments include various publicly-traded mutual funds, which are valued based on quoted market prices on the last business day of the Plan year.  The change in market value of the investments is reflected in the Statements of Income and Changes in Plan Equity as appreciation/depreciation in the fair value of investments.  Realized gains and losses on investments are calculated using average costs.  Interest is recorded when earned.  Dividends are recorded on the ex-dividend date.

Investments are reported at fair value.  Fair value, as defined by Financial Accounting Standards Board (“FASB”) Accounting Standards Codification Topic 820, “Fair Value Measurements and Disclosures” (Topic 820), is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  See Note 4 for a discussion of fair value measurements.

Payment of Benefits:  Benefits are recorded when paid.

NOTE 3 – INVESTMENTS

Investments at fair value based on quoted market prices at December 31 are as follows:

	2011		2010
Schwab Retirement Advtg Money Fund	$751,494	*	$408,919	*
American Beacon Lg Cap Value Instl Fund	539,080	*	419,618	*
Columbia Small Cap Value II Z	67,945		53,654
JPMorgan Mid Cap Growth Select	53,006		—
Allianz Agic Micro Cap Fund	298,903	*	283,174	*
Harbor Capital Appreciation Fund	21,380		15,158
Nuveen Mid Cap Value	301,378	*	348,823	*
Rainier Small/Mid Cap Equity Instl	—		53,062
Schwab S&P 500 Index Fund	192,857		152,123
Scout International Fund	94,095		88,166
T. Rowe Price Retirement Income FD	398,594	*	364,451	*
T. Rowe Price Retirement 2010	148,521		130,790
T. Rowe Price Retirement 2020	53,558		44,365
T. Rowe Price Retirement 2030	42,854		35,671
T. Rowe Price Retirement 2040	—		13,098
Vanguard Total Intl Stock Index Inv Fund	—		330,376	*
Vanguard Total Intl Stock Index Instl Fund	331,737	*	—
Columbia Strategic Income Fund	59,840		16,446
Vanguard Small Cap Growth Index Fund	367,128	*	332,886	*
Vanguard Total Bond Market Index	484,096	*	227,505	*
	$4,206,466		$3,318,285
____________

* Investments representing 5% or more of the Plan’s equity at December 31, 2011 and/or 2010.

5.

NEWFIELD EXPLORATION COMPANY DEFERRED COMPENSATION PLAN
NOTES TO FINANCIAL STATEMENTS – (Continued)

For the indicated periods, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	Years Ended December 31,
	2011	2010	2009

Money market fund	$—	$—	$—
Mutual funds	(285,711)	294,045	658,618
Company common stock	—	—	338,514
	$(285,711)	$294,045	$997,132

NOTE 4 – FAIR VALUE MEASUREMENTS

The Plan follows Topic 820, which defines fair value, establishes a framework for measuring fair value in accordance with US GAAP and expands disclosure requirements about fair value measurements.  Under Topic 820, fair value is considered to be the exchange price in an orderly transaction between market participants to sell an asset or transfer a liability at the measurement date.  The fair value definition under Topic 820 focuses on an exit price, which is the price that would be received by the Plan to sell an asset or paid to transfer a liability versus an entry price, which would be the price paid to acquire an asset or received to assume a liability.

Topic 820 provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets (Level 1) and the lowest priority to unobservable inputs (Level 3).  The three levels of the fair value hierarchy under Topic 820 are described below:

Level 1: unadjusted quoted prices for identical assets in active markets that the Plan has the ability to access.

Level 2: quoted prices for similar assets in active markets; quoted prices for identical or similar assets in inactive markets; and interest rates, credit risk, etc. that are determined for an asset, either directly or indirectly, based on independent market data.

Level 3: significant unobservable inputs for the fair value measurement of the assets.

Following is a description of the valuation methodologies used for assets measured at fair value:

Money market and mutual funds: Valued at the net asset value, based on quoted market prices in active markets, of shares held by the Plan at each year end.

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value:

	Level 1	Level 2	Level 3	Total

As of December 31, 2011:
Money market fund	$751,494	$—	$—	$751,494
Mutual funds	$3,454,972	$—	$—	$3,454,972
Total	$4,206,466	$—	$—	$4,206,466

As of December 31, 2010:
Money market fund	$408,919	$—	$—	$408,919
Mutual funds	$2,909,366	$—	$—	$2,909,366
Total	$3,318,285	$—	$—	$3,318,285

6.

NEWFIELD EXPLORATION COMPANY DEFERRED COMPENSATION PLAN
NOTES TO FINANCIAL STATEMENTS – (Continued)

NOTE 5 – ADMINISTRATIVE EXPENSES OF THE PLAN

All administrative expenses of the Plan and any brokerage fees for the purchase of shares on behalf of Participants are paid by Newfield.

NOTE 6 – PLAN TERMINATION

Although it has not expressed any intent to do so, the CMDC retains the right to amend or terminate the Plan at any time.  If the Plan is terminated, all sums credited to individual accounts would be distributed to the Participants as provided in the Plan.  If a change of control (as defined in the Plan) occurs, the CMDC may terminate the Plan within 30 days before or up to 12 months after a change of control and distribute each Participant’s account within 12 months of the date of the Plan termination.

NOTE 7 – TAX STATUS

The Plan, being operated as a nonqualified deferred compensation plan, is not subject to federal income tax.  A nonqualified deferred compensation arrangement effectively defers compensation for individual Participants.  A Participant will not incur federal income tax liability when the compensation is deferred pursuant to the Plan or when investment gains and losses are credited or charged to a Participant’s account.  Rather, a Participant will incur federal income tax liability for such contributions and income only when distributions are made to a Participant.

The Plan is not qualified under section 401(a) of the Internal Revenue Code and is not subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended.

NOTE 8 – RELATED-PARTY TRANSACTIONS

Charles Schwab Trust Company and Schwab Retirement Plan Services, Inc. (collectively referred to as “Schwab”) are trustee and recordkeeper, respectively, of the Plan.  Plan investments in funds offered by Schwab qualify as related-party transactions.  Total assets invested in these funds were $944,351 at December 31, 2011 and $561,042 at December 31, 2010.

NOTE 9 – NEW ACCOUNTING PRONOUNCEMENT

In May 2011, the FASB issued Accounting Standards Update ("ASU") 2011-04, “Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs.”  This ASU requires us, for Level 3 fair value measurements, to disclose quantitative information about unobservable inputs used, a description of the valuation processes used, and a qualitative discussion about the sensitivities of the measurements.  The guidance is effective for interim and annual periods beginning after December 15, 2011.  We do not expect the adoption of this ASU to have a material impact on the Plan’s financial statements.

7.

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

NEWFIELD EXPLORATION COMPANY DEFERRED COMPENSATION PLAN

Date: March 29, 2012	By: /s/ Deanna L. Jones
Deanna L. Jones, Newfield Exploration Company
Vice President, Human Resources
On behalf of Plan Administrator

8.

INDEX TO EXHIBITS

Exhibit No.	Description

23.1	Consent of Independent Registered Public Accounting Firm — McConnell & Jones LLP

9.